UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July 2011

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

SECOND QUARTER 2011 RESULTS UNDER IFRS TO BE RELEASED

ON AUGUST 4, 2011

Αthens, July 22, 2011 – Hellenic Telecommunications Organization SA (ASE: HTO, OTC MARKET: HLTOY), the Greek full-service telecommunications provider, announces that it will release its second quarter 2011 results under IFRS on Thursday, August 4, 2011.

OTE’s management will host a conference call at 17:00 (GREECE) / 16:00 (CONTINENT) / 15:00 (UK) /10:00 (EASTERN US) following the release, to review the results.

Details regarding the conference call dial-in and replay numbers as well as the live audio webcast of the conference call, following the results, can be accessed at: http://www.ote.gr/portal/page/portal/OTEGR/OTEMainPage and http://www.ote.gr/portal/page/portal/InvestorRelation/OTEIRMainPage

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO. Following OTE’s delisting from NYSE, OTE ADSs (American Depositary Shares) trade in the OTC (Over The Counter) market under the ticker HLTOY. OTE continues to report to SEC.

Additional Information is also available on: http://www.ote.gr/portal/page/portal/OTEGR/OTEMainPage

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Kostas Maselis-Senior Financial Analyst, Investor Relations

Tel: + 30 210 611 7593, Email: kmaselis@ote.gr

Sofia Ziavra - Financial Analyst, Investor Relations

Tel: +30 210 611 8190, Email: sziavra@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki- Communications & Regulatory Affairs Officer, Investor Relations

                       Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2010 filed with the SEC on June 17, 2011. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: July 22, 2011

By :/s/ Kevin Copp

 Name: Kevin Copp

 Title: OTE GROUP CHIEF FINANCIAL OFFICER